July 26, 2016

VIA EDGAR TRANSMISSION

Jaea F. Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Hahn:

On May 27, 2016, the Registrant, on behalf of its series, The Teberg Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 1, 2016 with Tanya Goins, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please respond in writing to the comments and file it as correspondence on EDGAR and include Tandy representations in your response.

Response. The Registrant has done as requested and the Tandy representations are below.

Comment 2. Please complete any blanks and remove any brackets, including adding the performance information, in the 485b filing.

Response. The Registrant has done as requested.

Prospectus:

Fund Summary

Comment 3. In footnote 2 to the fee table, please revise the disclosure to indicate that the recapture available under the expense limitation agreement is only available if the recoupment can be achieved within both the current expense limits or the expense limits at the time of recoupment, whichever is lower.

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Response. The Registrant has revised the footnote as follows:

The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three fiscal years from the date they were waived or paid, if such recoupment can be achieved within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower.

Comment 4. If the Fund will engage in short selling as a principal strategy, include dividends and interest expenses on securities sold short as a line item in the fee table.

Response. The Registrant will not engage in short selling as a principal strategy.

Comment 5. Please confirm supplementally if the Fund will make any direct investments other than in other investment companies. If so, please revise the strategy accordingly. Please also confirm if the investment companies in which the Fund invests as a principal strategy will be registered. In addition, confirm whether the investment companies in which the Fund will invest are affiliated or unaffiliated and how the Fund intends to comply with the restriction in Section 12(d)(1) of the 1940 Act.

Response. The adviser has confirmed to the Registrant that the only investments that the Fund intends to make as a principal strategy directly are investments in other investment companies. As disclosed on page 6 of the Amendment, the Fund may, on a limited basis, make direct investments in securities; however, the adviser has confirmed that such investments are not a principal strategy of the Fund. The adviser has confirmed to the Registrant that the investment companies in which the Fund invests as a principal strategy will be registered. The adviser has confirmed to the Registrant that the funds in which the Fund will invest will be unaffiliated. The Fund intends to rely on Section 12(d)(1)(F) and its related rules to comply with Section 12(d)(1) of the 1940 Act.

Comment 6. Please clarify if there are any limitations on much the Fund may invest in investment companies or in certain kinds of investment companies other than the limits on junk bonds.

Response. The Registrant notes that the only other limit on the amount of the Fund that may be invested in investment companies or in any particular kind of investment company is that the Fund may invest up to 5% of its portfolio in investment companies that invest primarily in international or global companies. Please refer to the disclosure regarding this limitation in the second paragraph of the Principal Investment Strategies subsection on page 5 of the Amendment. Comment 7. Please revise the strategy to emphasize the Fund’s investments in leveraged ETFs given that as much as 56% of the Fund’s assets have been invested in them.

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Response. The adviser has informed the Registrant that it has determined that the Fund will no longer invest in leveraged ETFs and, accordingly, leveraged ETFs will not be part of the Fund’s primary strategy going forward. Therefore, all references to leveraged ETFs in the Principal Investment Strategies and Principal Investment Risks sections in both the summary prospectus and statutory prospectus have been removed.

Comment 8. Please confirm if the Fund will invest in derivatives, either directly or indirectly, as a principal strategy. If so, revise the disclosure and risks accordingly.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in derivatives as a principal strategy.

Comment 9. Please explain supplementally why the Fund’s strategy results in a high portfolio turnover rate such as whether certain investments are meant to be held for a short time horizon.

Response. The adviser has explained that the Fund’s portfolio turnover rate has primarily resulted from its active management style, specifically the adviser’s continual monitoring and rebalancing of the Fund’s investments. While investments in leveraged ETFs have contributed to the Fund’s turnover, it has not been the sole or primary driver of such turnover.

Comment 10. In the Leveraged ETF Risk, please clarify what “reset daily” means.

Response. Consistent to the Registrant’s response to Comment 7, all references to the Leveraged ETF Risk has been removed.

Comment 11. Please confirm if the Fund will invest in inverse ETFs. If so, please add the associated risks.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in inverse ETFs as a principal strategy.

Comment 12. Consider adding an explanation of why the Fund’s PTO will be high in PTO risk.

Response. The Registrant has added the below disclosure to the strategy rather than the risk because it feels it is the more appropriate place for such disclosure and is consistent with the disclosure in the statutory portion of the prospectus:

The Fund’s investment strategy typically results in a high portfolio turnover rate primarily due to the Adviser’s active management of the Fund’s investments.

Comment 13. In “Principal Investment Risk – Underlying Fund Risk,” please add the disclosure currently included in item 9 regarding tax efficiency and derivatives.

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Response. While the Registrant believes the summary disclosure adequately summarizes the strategy as required by item 4 of Form N-1A, we have revised the risk as follows:

Underlying Fund Risk: Underlying Funds are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in other investment companies and may be higher than other mutual funds that invest directly in securities. The market value of ETF and closed-end fund shares may differ from their net asset value. The strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. When the Fund invests in Underlying Funds that use margin, leverage, short sales and other forms of financial derivatives, such as options and futures, an investment in the Fund may be more volatile than investments in other mutual funds. Each investment company and ETF is subject to specific risks, depending on the nature of the fund.

Comment 14. Please move the disclosure in the non-principal risk for liquidity to the small and medium capitalization risk.

Response. The Registrant has made the revision requested.

SAI:

Comment 15. On page 18, you mention investments in swaps. If the Fund will write credit default swaps, confirm that the Fund will segregate the full notional value.

Response. The Fund will segregate assets with respect to its derivative positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the staff’s related no-action letters and other published staff interpretations.

Comment 16. Please confirm that the Fund will consider the concentration of underlying funds when determining whether the Fund is in compliance with its own concentration policies.

Response. The Registrant so confirms.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

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1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722, Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Chris Moore

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